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                                                                     Exhibit 3.3

      RESOLVED, that the Board of Directors hereby authorizes amending the Bylaws of the Corporation to increase the maximum size of the Board of Directors to fifteen (15) and authorizes the Authorized Officers to take such other action as may be necessary to effectuate the foregoing.